SECI 12010923 MISSION SEC Mail Processing Section

FEB 22 2012

Washington, DC 123

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cato Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Woodland Street 11-C
(No. and Street)

Hartford (City) Connecticut (State) 06105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Lindenthal
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540 (Address) Boca Raton (City) FL (State) 33434 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Lindenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cato Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Known personally to me

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERB & CO., LLP

Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Harold Lindenthal, President
Cato Capital, LLC
31 Woodland Street, 11-C
Hartford, CT 06105

We have audited the accompanying statement of financial condition of Cato Capital, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cato Capital, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 6, 2012

CATO CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 147,688
Broker loans receivable	16,000
Prepaid expenses	4,500
Equipment, net	393
Total assets	$ 168,581

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 68,768
Total liabilities	68,768
Members' equity	99,813
Total liabilities and members' equity	$ 168,581

See accompanying notes to financial statements

CATO CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Fee income	$ 172,740
Interest	380
Total revenue	173,120
Expenses:	
Commissions	149,129
Rent	22,000
Communication	6,837
Advertising	1,127
Licenses	772
Telephone	1,876
Professional fees	195,684
Consultants	20,570
Regulatory fees	9,465
Travel and entertainment	5,397
Guaranteed payments - officer	6,000
Other expenses	5,393
Total expenses	424,250
Net loss	$ (251,130)

See accompanying notes to financial statements

CATO CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$	352,557
Distributions		(1,614)
Net Loss		(251,130)
Balance, December 31, 2011	$	99,813

See accompanying notes to financial statements

CATO CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net Loss	$ (251,130)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	52
Changes in assets and liabilities:	
Decrease in:	
Prepaid expenses	162,144
Broker loans receivable	39,053
Increase in:	
Accounts payable and accrued expenses	54,386
Net cash provided by operating activities	4,505
Cash flows from investing activities:	
Purchase of equipment	(445)
Net cash used in investing activities	(445)
Cash flows from financing activities:	
Distributions	(1,614)
Net cash used in financing activities	(1,614)
Net increase in cash	2,446
Cash, beginning of year	145,242
Cash, end of year	$ 147,688

<u>Supplemental disclosure of cash flow information:</u>

Cash paid during the year for interest and taxes	$ -

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Cato Capital, LLC (the "Company") was incorporated on June 30, 2004, in the state of Connecticut and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

During 2011 the Company earned 100% of its revenue from seven customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2011.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $78,920 which was $73,920, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .87 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 4 – PREPAID EXPENSES

During the year ended December 31, 2009, the Company entered into an agreement with an attorney in which the Company prepaid legal fees totaling $163,000. As of the year ended December 31, 2011, the company has used the entire prepayment and will begin making monthly payments again in January 2012. The $4,500 prepaid expenses as at December 31, 2011 represents a lease deposit of $1,500 for the facilities rented, and a $3,000 other legal expense prepayment.

NOTE 5 – LOANS RECEIVABLE – RELATED PARTIES

At December 31, 2011, loans receivable totaled $16,000, consisting of a loan to a previous employee. The loan status is predicated on the outcome of the lawsuit (See Note 4). The company is entitled to these funds as compensation, provided the court rules in its favor.

NOTE 6 – MEMBERS' EQUITY

During the year ended December 31, 2011, the Company made a distribution to a member for $1,614.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company entered into a contract with a client to raise private capital for them. The Company provided and the client accepted a list of prospects that the Company would pursue for the capital. The client through other agents directly made contact with the prospects on the list the Company provided and secured capital. The Company is suing for the commissions it feels it is entitled based on the capital raised with the Company's prospects through the use of other agents. The attorneys are actively trying to resolve this case.

Lease

The company is leasing an executive office located at 400 Madison Avenue, New York, New York 10017. The company leases approximately 180 square feet of these facilities from an unrelated third party for approximately $18,000 per year base rent plus common area expenses under the agreement expiring on February 28, 2013.

Rent expense for the year ended December 31, 2011 was approximately $22,000.

Future Minimum Lease Payments

2012	$	18,000
2013		3,000
	$	21,000

NOTE 8 – COMMISSIONS – OTHER

A former employee of the Company responsible for securing a client for the Company was due to earn a percentage of the capital raised. The client did not uphold its part of the agreement and the Company is seeking legal action (See Note 4 and Note 7). The money advanced to this employee, whom is no longer with the firm, was treated as commission in 2011.

NOTE 9 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, property and equipment and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 10 – SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 13, 2012, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

CATO CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital computation:	
Total members' equity	$ 99,813
Deductions and/or charges:	
Non-allowable assets:	
Broker loans receivable	16,000
Prepaid expenses	4,500
Equipment, net	393
Total non-allowable assets	20,893
Net capital before haircuts on securities positions	78,920
Total haircuts on securities	-
Net capital	78,920
Required minimum capital	5,000
Excess net capital	$ 73,920
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 68,768
Ratio of aggregate indebtedness to net capital	.87 to 1
Reconciliation:	
Net capital, per unaudited December 31, 2011 FOCUS report, as filed	$ 78,920
Audit Adjustments	-
Net capital, per December 31, 2011 audited report, as filed	$ 78,920

CATO CAPITAL, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934

Cato Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) (ie., limited business investment banking).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

S&Co.
SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Harold Lindenthal, President
Cato Capital, LLC
Hartford, CT

In planning and performing our audit of the financial statements and supplemental schedules of Cato Capital, LLC for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ahls & Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 6, 2012